Writer's Direct Number	Writer's E-mail Address
212.756.2280	marc.weingarten@srz.com

December 12, 2014

VIA EDGAR AND ELECTRONIC MAIL

Mr. David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re:	Furmanite Corporation ("Furmanite" or the "Company") Soliciting Material on Schedule 14A filed by Mustang Capital Management, LLC et al. Filed December 4, 2014 File No. 001-05083

Dear Mr. Orlic:

On behalf of Mustang Capital Management, LLC ("Mustang"), Peter O. Haeg, John K. H. Linnartz, Scot W. Malloy and Nicholas J. Swenson (each, a "Filing Person" and collectively with Mustang, the "Filing Persons"), we are responding to your letter dated December 8, 2014 in connection with the Soliciting Material on Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on December 4, 2014 (the "Soliciting Material"). We have reviewed the comment of the staff (the "Staff") of the Commission and respond below. For your convenience, the comment is restated below in italics, with our response following.

General

1.      We note your statement that the current directors of the company have "undisclosed personal, business and financial entanglements." Please provide support for this assertion, either in revised proxy materials or as supplemental information submitted to the staff.

In response to your comment, the Filing Persons are hereby providing supplemental support for the statement that the current directors of the company have "undisclosed personal, business and financial entanglements":

•	Sangwoo Ahn – Sangwoo Ahn has served on the Company's board of directors (the "Board") since 1989; he was appointed as Presiding Director in 2011 and as Non-Executive Chairman in May 2014. Mr. Ahn also served as a director of Kaneb Pipeline Partners, LP, a former subsidiary of Furmanite ("KPP"), from 1995, when it was spun out from Furmanite, until 2005. Mr. Ahn also served as a director of Kaneb Sevices LLC, which was the General Partner of KPP ("Kaneb Services"), from 2001, when it was spun out from Furmanite, until 2005.[1]

•	Charles R. Cox – Charles R. Cox has served on the Board since 1995 and served as Chairman of the Board from 2010 to May 2014. Mr. Cox has also served as CEO of the Company since 2010, and will continue to do so until his retirement on December 31, 2014. Mr. Cox also served as a director of KPP from 1995 to 2005 and of Kaneb Services from 2001 to 2005, the same periods during which Mr. Ahn served as a director of KPP and Kaneb Services.[2]

•	Kathleen Grealish Cochran – Kathleen Grealish Cochran has served on the Board since June 2014.[3] The Company has not disclosed that Mrs. Cochran has served as President of the Wianno Club, located in Osterville, Massachusetts, since 2012, and as a director since 2005. Mr. Ahn has also served as a director of the Wianno Club since 2011. Attached as Exhibit A is the Form 990 filed by the Wianno Club, which lists Ms. Cochran as President and lists Ms. Cochran and Mr. Ahn as board members.

•	Kevin Jost – Kevin Jost has served on the Board since 2010. Mr. Jost served as a director of Par Technology Corporation ("PAR") from 2004 until May 2014. Mr. Ahn also served as a director of PAR from 1986 until his retirement in 2014, including as Presiding Independent Director from 2005 to 2013 and as Non-Executive Chairman from 2013 until his retirement in May 2014.[4]

1 Source: Definitive Proxy Statement on Schedule 14A, filed by Xanser Corporation (former name of Furmanite) with the Commission on April 27, 2005; Definitive Proxy Statement on Schedule 14A, filed by Furmanite with the Commission on March 27, 2014.

2 Source: Definitive Proxy Statement on Schedule 14A, filed by Xanser Corporation (former name of Furmanite) with the Commission on April 27, 2005; Definitive Proxy Statement on Schedule 14A, filed by Furmanite with the Commission on March 27, 2014

3 Source: Definitive Proxy Statement on Schedule 14A, filed by Furmanite with the Commission on March 27, 2014.

4 Source: Definitive Proxy Statement on Schedule 14A, filed by Furmanite with the Commission on March 27, 2014; Definitive Proxy Statement on Schedule 14A, filed by PAR with the Commission on April 11, 2014; Definitive Proxy Statement on Schedule 14A, filed by PAR with the Commission on April 15, 2013.

•	Ralph Patitucci – Ralph Patitucci has served on the Board since 2011. Mr. Patitucci is the Chairman and CEO of Guy & O'Neill, Inc. ("G&O"), a leading privately held corporation manufacturing wet wipes.[5] The Company has not disclosed that Mr. Ahn is a director serving on the board of G&O.[6]

The Filing Persons do not believe that an amendment to the Soliciting Materials that includes revised disclosure is appropriate as the assertion identified by the Staff is neither false nor misleading and is supported by the facts set forth above.

***

Please do not hesitate to contact me at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ Marc Weingarten
Marc Weingarten

5 Source: Definitive Proxy Statement on Schedule 14A, filed by Furmanite with the Commission on March 27, 2014.

6 Source: Form D, filed by G&O with the Commission on October 11, 2012.

Each of the undersigned Filing Persons hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: December 12, 2014

MUSTANG CAPITAL MANAGEMENT, LLC

By:	/s/ John K. H. Linnartz
Name: John K. H. Linnartz
Title: Managing Member

/s/ Peter O. Haeg
Peter O. Haeg

/s/ John K. H. Linnartz
John K. H. Linnartz

/s/ Scot W. Malloy
/s/ Scot W. Malloy

/s/ Nicholas J. Swenson
Nicholas J. Swenson

Exhibit A

[See attached]

Form 990 (2012) Page 7

Part VII **Compensation of Officers, Directors, Trustees, Key Employees, Highest Compensated Employees, and Independent Contractors**

Check if Schedule O contains a response to any question in this Part VII . . . . ☐

Section A. Officers, Directors, Trustees, Key Employees, and Highest Compensated Employees

1a Complete this table for all persons required to be listed Report compensation for the calendar year ending with or within the organization's tax year

- List all of the organization's **current** officers, directors, trustees (whether individuals or organizations), regardless of amount of compensation Enter -0- in columns (D), (E), and (F) if no compensation was paid
- List all of the organization's **current** key employees, if any See instructions for definition of "key employee"
- List the organization's five **current** highest compensated employees (other than an officer, director, trustee or key employee) who received reportable compensation (Box 5 of Form W-2 and/or Box 7 of Form 1099-MISC) of more than $100,000 from the organization and any related organizations
- List all of the organization's **former** officers, key employees, or highest compensated employees who received more than $100,000 of reportable compensation from the organization and any related organizations
- List all of the organization's **former directors or trustees** that received, in the capacity as a former director or trustee of the organization, more than $10,000 of reportable compensation from the organization and any related organizations

List persons in the following order individual trustees or directors, institutional trustees, officers, key employees, highest compensated employees, and former such persons

☐ Check this box if neither the organization nor any related organization compensated any current officer, director, or trustee

(A) Name and Title	(B) Average hours per week (list any hours for related organizations below dotted line)	(C) Position (do not check more than one box, unless person is both an officer and a director/trustee): Individual trustee or director	Institutional Trustee	Officer	Key employee	Highest compensated employee	Former	(D) Reportable compensation from the organization (W- 2/1099-MISC)	(E) Reportable compensation from related organizations (W- 2/1099-MISC)	(F) Estimated amount of other compensation from the organization and related organizations
(1) MRS THOMAS C COCHRAN JR PRESIDENT, EFF 11/2012	12 00	X		X				0	0	0
(2) ANDREW E TAYLOR JR PRESIDENT, UNTIL 11/2012	6 00	X		X				0	0	0
(3) JAMES H HANCE JR VICE PRESIDENT, EFF 11/2012	6 00	X		X				0	0	0
(4) CHARLES W CRAMB TREASURER	12 00	X		X				0	0	0
(5) ALBERT J SCHULZ SECRETARY	6 00	X		X				0	0	0
(6) SANGWOO BILL AHN BOARD MEMBER	6 00	X						0	0	0
(7) ROBERT A BAER JR BOARD MEMBER	3 00	X						0	0	0
(8) MRS T DENNIS BROWN BOARD MEMBER	3 00	X						0	0	0
(9) N HARRISON BUCK BOARD MEMBER	3 00	X						0	0	0
(10) JOHN T CONNOR JR BOARD MEMBER	3 00	X						0	0	0
(11) MRS GEORGE P EDMONDS JR BOARD MEMBER	3 00	X						0	0	0
(12) PETER M FOLGER BOARD MEMBER	3 00	X						0	0	0
(13) MRS CHRISTOPHER J DELOREY BOARD MEMBER, EFF 11/2012	6 00	X						0	0	0
(14) MRS P DAVID HERRLINGER BOARD MEMBER	3 00	X						0	0	0
(15) DURANT HUNTER BOARD MEMBER	6 00	X						0	0	0
(16) MRS JOSEPH P LOTUFF III BOARD MEMBER	3 00	X						0	0	0
(17) RICHARD P MCCOY BOARD MEMBER	3 00	X						0	0	0

Form **990** (2012)